FIRSTMERIT Corporation

Second Quarter 2014 Earnings Conference Call
Supplemental Information

July 22, 2014



Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, the Corporation's ability to realize the synergies and benefits contemplated by the acquisition of Citizens, such as it being accretive to earnings and expanding the Corporation's geographic presence, in the time frame anticipated or at all, and those risk factors detailed in the Corporation's periodic reports filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.



Q2 2014 Highlights

- 61st consecutive quarter of profitability

- Net income of $59.5 million/$0.35 per diluted share

  - Return on average assets of 0.98%
  - Return on average equity of 8.62%

- Dividend of $0.16 per share

- Solid asset quality results

  - NCO ratio at 0.22%
  - NPA ratio at 0.53%

- Robust tangible common equity ratio of 7.89% at June 30, 2014



Income Statement Highlights

Prior Quarter Comparison

- 2Q14 net income increased $6.1 million, or 11.34%, compared with 1Q14

Prior-Year Quarter Comparison

- 2Q14 net income increased $11.1 million, or 22.85%, compared with 2Q13

(dollars in thousands except per share data)	Financial Highlights		
	2014 2nd Qtr	2014 1st Qtr	2013 2nd Qtr
Net interest income FTE (a)	$ 199,666	$ 197,854	$ 201,605
FTE adjustment (a)	4,089	3,954	3,574
Provision for originated loan losses	5,993	3,654	3,151
Provision for acquired loan losses	5,815	7,827	—
Provision for covered loan losses	3,445	3,055	4,158
Noninterest income	72,560	67,270	69,439
Noninterest expenses	167,400	169,331	188,888
Net income	59,519	53,455	48,450
Diluted EPS	0.35	0.31	0.29

(a) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income.   Net interest income was $195.6 million, $193.9 million and $198.0 million for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively. The taxable-equivalent adjustment to net interest income was $4.1 million, $4.0 million and $3.6 million for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively.



Fee Income

Prior Quarter Comparison

- 2Q14 noninterest income, *net of securities transactions,* increased $5.3 million, or 7.83%, compared with 1Q14

Prior-Year Quarter Comparison

- 2Q14 noninterest income, *net of securities transactions*, increased $0.2 million, or 0.34%, compared with 2Q13

(dollars in thousands)	Noninterest Income		
	2014 2nd Qtr	2014 1st Qtr	2013 2nd Qtr
Trust department income	$ 10,070	$ 9,748	$ 9,167
Service charges on deposits	18,528	16,648	20,582
Credit card fees	13,455	12,152	14,317
ATM and other service fees	5,996	5,819	4,945
Bank owned life insurance income	4,040	3,582	3,641
Investment services and insurance	3,852	3,516	3,429
Investment securities gains/(losses), net	80	56	(2,794)
Loan sales and servicing income	4,462	3,730	7,985
Other operating income	12,077	12,019	8,167
Total noninterest income	$ 72,560	$ 67,270	$ 69,439

FIRSTMERIT. Corporation

Noninterest Expense

Prior Quarter Comparison

- Total noninterest expense for 2Q14 decreased $1.9 million, or 1.14%, compared with 1Q14

Prior-Year Quarter Comparison

- Total noninterest expense for 2Q14, decreased $21.5 million, or 11.38%, compared with 2Q13

	Noninterest Expense		
(dollars in thousands)	2014 2nd Qtr	2014 1st Qtr	2013 2nd Qtr
Salaries, wages, pension, and employee benefits	$ 89,465	$ 89,013	$ 105,099
Net occupancy expense	14,347	17,014	13,346
Equipment expense	12,267	11,911	10,309
Taxes, other than federal income taxes	2,576	2,774	2,891
Stationary, supplies and postage	3,990	4,108	3,407
Bankcard, loan processing and other costs	11,810	10,834	12,417
Advertising	3,801	3,516	3,745
Professional services	4,745	5,359	17,144
Telephone	2,857	2,908	2,728
Amortization of intangibles	2,933	2,936	2,411
FDIC expense	5,533	5,971	4,149
Other operating expenses	13,076	12,987	11,242
Total noninterest expense	$ 167,400	$ 169,331	$ 188,888



Net Interest Margin



Total and Core Net Interest Margin



Net interest margin	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
FirstMerit Consolidated	3.46%	4.12%	4.05%	3.89%	3.84%	3.75%
FirstMerit Core [(1)]	3.46%	3.54%	3.56%	3.51%	3.51%	3.48%
CRBC Loan Discount Accretion	—%	0.59%	0.49%	0.38%	0.33%	0.27%

[(1)] - Includes loan discount accretion on covered loans as amounts are immaterial.

Asset Yields / Liability Costs*

(dollars in thousands)	Q2 2014		Q1 2014		Q2 2013	
Total investment securities and federal funds sold	$ 6,654,981	2.47%	$ 6,484,578	2.54%	$ 5,929,745	2.59%
Originated Loans	11,092,101	3.67%	10,448,383	3.68%	8,877,754	3.87%
Acquired Loans	3,109,531	7.93%	3,399,349	7.94%	3,945,068	7.96%
Covered loans	500,687	7.50%	564,749	6.62%	840,013	6.85%
Total loans	14,702,319	4.73%	14,412,481	4.82%	13,662,835	5.25%
Total earning assets	21,367,496	4.02%	20,903,863	4.11%	19,609,974	4.45%
Demand – non interest bearing	$ 5,515,807	—%	$ 5,488,751	—%	$ 5,095,977	—%
Demand – interest bearing	3,066,201	0.10%	3,045,952	0.10%	2,347,155	0.11%
Savings and money market accounts	8,580,928	0.26%	8,698,817	0.26%	8,210,780	0.32%
Certificates and other time deposits	2,333,859	0.52%	2,402,986	0.42%	2,680,332	0.50%
Total deposits	19,496,795	0.19%	19,636,506	0.18%	18,334,244	0.23%
Borrowings	1,722,242	1.28%	1,484,817	1.42%	1,479,935	1.42%
Total interest bearing liabilities	15,703,230	0.38%	15,632,572	0.36%	14,718,202	0.43%

(*) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income. Net interest income was $195.6 million, $193.9 million and $198.0 million for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively. The taxable-equivalent adjustment to net interest income was $4.1 million, $4.0 million and $3.6 million for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively.



FIRSTMERIT. Corporation

Deposits*

Average Core Deposits*
$ in millions



	2Q13	3Q13	4Q13	1Q14	2Q14
	15,654	16,735	16,966	17,234	17,163

Average Total Deposits



- DDA-non-interest — 28%
- DDA-interest — 16%
- Savings/MMA — 44%
- CDs — 12%

88% of deposits are core deposits.

(*) Core deposits include all deposits less certificates of deposit, average total deposit composition as of 6/30/2014.

Commercial Loan Portfolio*

Average Commercial Loans
$ in millions



2Q13	5,889
3Q13	6,131
4Q13	6,526
1Q14	6,820
2Q14	7,185

Commercial Loan Composition



- C&I — 51%
- CRE-owner occupied — 25%
- CRE-medical/healthcare — 6%
- CRE-multi-family — 3%
- CRE-Industrial const. — 4%
- CRE-Retail — 3%
- CRE-warehouse — 2%
- CRE-general — 5%

76% of Loans are C&I or Owner Occupied CRE

(*) Excludes acquired loans from Citizens and loans covered by loss sharing agreements with the FDIC.

FIRSTMERIT Corporation

11

Credit Results – Originated Loans



Capital Position

(dollars in thousands)	June 30, 2014		March 31, 2014		June 30, 2013	
Consolidated						
Total equity	$2,791,738	11.36%	$2,742,966	11.20%	$2,650,909	11.26%
Common equity [a]	2,691,738	10.96%	2,642,966	10.79%	2,550,909	10.84%
Tangible common equity [a] [c]	1,873,112	7.89%	1,821,407	7.69%	1,720,750	7.58%
Tier 1 capital [a] [b] [c]	1,978,233	11.58%	1,920,438	11.51%	1,833,612	11.35%
Total risk-based capital [a] [b] [c]	2,377,307	13.91%	2,322,908	13.92%	2,239,363	13.86%
Tier 1 leverage [b] [c]	1,978,233	8.46%	1,920,438	8.27%	1,833,612	8.41%

(a) See Reconciliation of Non-GAAP Measures.
(b) June 30, 2014 data is estimated.
(c) June 30, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $7.4 million from that previously reported.

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to asses the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Shareholders' equity (GAAP)	$ 2,791,738	$ 2,742,966	$ 2,702,894	$ 2,654,645	$ 2,650,909
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Common shareholders' equity (non-GAAP)	2,691,738	2,642,966	2,602,894	2,554,645	2,550,909
Less: Intangible assets	76,886	79,819	82,755	85,447	88,419
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Tangible common equity (non-GAAP)	1,873,112	1,821,407	1,778,399	1,727,458	1,720,750
Total assets (GAAP)	$ 24,564,431	$ 24,498,661	$ 23,912,028	$ 24,137,730	$ 23,534,873
Less: Intangible assets	76,886	79,819	82,755	85,447	88,419
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Tangible assets (non-GAAP)	$ 23,745,805	$ 23,677,102	$ 23,087,533	$ 23,310,543	$ 22,704,714
Tangible common equity to tangible assets ratio (non-GAAP) [b]	7.89%	7.69%	7.70%	7.41%	7.58%

(a) December 31, 2013, September 30, 2013 and June 30, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million, $6.9 million, and $7.4 million, respectively, from previously reported.



Reconciliation of Non-GAAP Measures: Tier 1 common equity

The following table provides calculations of Tier 1 capital (regulatory) and Tier 1 common equity (non-GAAP). Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is prescribed in amount by federal banking regulations. These regulators are supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not prescribed in amount by federal banking regulations (under Basel I), analysts and banking regulators have assessed the Corporation's capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by U.S. GAAP or prescribed in any amount by federal banking regulations (under Basel I), this measure is currently considered to be a non-GAAP financial measure and other entities may calculate it differently than the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using Tier 1 common equity, Management believes that it is useful to provide investors the ability to assess the Corporation's capital adequacy on this same basis.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a company's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk-weighted category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity (non-GAAP). Tier 1 common equity (non-GAAP) is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio (non-GAAP). The amounts disclosed as risk weighted assets are calculated consistent with banking regulatory requirements.

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Shareholders' equity (GAAP)	$ 2,791,738	$ 2,742,966	$ 2,702,894	$ 2,654,645	$ 2,650,909
Plus: Net unrealized (gains) losses on available-for-sale securities	3,702	17,925	29,297	11,990	274
Defined benefit postretirement plan losses in accumulated other comprehensive income	35,805	37,579	37,579	71,623	71,623
Trust preferred securities	74,502	74,501	74,500	74,500	74,499
Less: Intangible assets	76,886	79,819	82,755	85,447	88,419
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Disallowed deferred tax asset [c]	107,090	129,200	137,027	141,625	130,693
Other adjustments [b]	1,798	1,774	1,944	1,997	2,841
Tier 1 capital (regulatory) [c]	1,978,233	1,920,438	1,880,804	1,841,949	1,833,612
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Trust preferred securities	74,502	74,501	74,500	74,500	74,499
Tier 1 common equity (non-GAAP) [c]	1,803,731	1,745,937	1,706,304	1,667,449	1,659,113
Risk-weighted assets (regulatory) [c]	17,087,000	16,687,071	16,320,833	16,404,686	16,151,960
Tier 1 common equity ratio (non-GAAP) [c]	10.56%	10.46%	10.45%	10.16%	10.27%

(a) December 31, 2013, September 30, 2013 and June 30, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million, $6.9 million, and $7.4 million, respectively, from previously reported.

(b) These include adjustments to other comprehensive income related to threshold deductions and other adjustments.

(c) June 30, 2014 data is estimated.



Reconciliation of Non-GAAP Measures: Basel III Common Equity Ratio

The following table provides calculations of Tier 1 common, based on the Corporation's current understanding of the Final Basel III requirements, released in July 2013. The Corporation currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulation. In June 2012, U.S. Regulators released three separate Notices of Proposed Rulemaking covering U.S. implementation of the Basel III framework. In July 2013, U.S. Regulators released final rules covering the U.S. implementation of the Basel III framework, which will change capital requirements and place greater emphasis on common equity.   For the Corporation, the Basel III framework will be phased in beginning in 2015 with full implementation complete beginning in 2019. The calculations provided below are estimates, based on the Corporation's current understanding of the final framework, including the Corporation's interpretation of the requirements, and informal feedback received through the regulatory process. The Corporation's understanding of the framework is evolving and will likely change as analysis and discussions with regulators continue. Because the Basel III implementation regulations are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using the Basel III framework, we believe that it is useful to provide investors the ability to assess the Corporation's capital adequacy on the same basis.

(Dollars in thousands)		Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Shareholders' equity (GAAP)		$ 2,791,738	$ 2,742,966	$ 2,702,894	$ 2,654,645	$ 2,650,909
Plus	Net unrealized (gains) losses on available-for-sale securities	3,702	17,925	29,297	11,990	274
	Defined benefit postretirement plans in accumulated other comprehensive income	35,805	37,579	37,579	71,623	71,623
Less:	Non-qualifying goodwill [a]	741,740	741,740	741,740	741,740	741,740
	Non-qualifying intangible assets [b]	76,886	79,819	82,755	85,447	88,419
	Other fully phased-in adjustments [c] [d]	174,837	174,813	207,906	176,497	177,341
Basel III tier 1 capital (regulatory) [d]		1,837,782	1,802,098	1,737,369	1,734,574	1,715,306
Less: Preferred stock		100,000	100,000	100,000	100,000	100,000
Basel III tier 1 common equity (regulatory) [d]		1,737,782	1,702,098	1,637,369	1,634,574	1,615,306
Basel I risk-weighted assets (regulatory) [d]		17,087,000	16,687,071	16,320,833	16,404,686	16,151,960
Basel III risk-weighted assets (regulatory) [d]		17,845,614	17,445,685	17,114,143	17,337,237	16,411,917
Basel III tier 1 common equity ratio (non-GAAP) [d]		9.74%	9.76%	9.57%	9.43%	9.84%

(a) December 31, 2013, September 30, 2013 and June 30, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million, $6.9 million, and $7.4 million, respectively, from previously reported.

(b) Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets on a phased in basis with a 40% reduction beginning January 1, 2015 with a 100% reduction beginning January 1, 2018. These assets are partially allowed in Basel I capital.

(c) Estimates of fully phased-in adjustments for disallowed deferred tax assets, other comprehensive income related to threshold deductions and other fully phased-in adjustments.

(d) June 30, 2014 data is estimated.



Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2013 and 2012 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operation. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Net income (GAAP)	$ 59,519	$ 53,455	$ 57,174	$ 40,715	$ 48,450
Net income adjustments					
Plus: Acquisition related expenses, net of taxes	—	628	3,874	21,722	20,851
Branch closure costs, net of taxes	2,646	—	676	—	—
Adjusted net income (non-GAAP)	*62,165*	*54,083*	*61,724*	*62,437*	*69,301*
Annualized net income (GAAP)	238,730	216,790	226,832	161,532	194,332
Annualized adjusted net income (non-GAAP)	*249,343*	*219,337*	*244,883*	*247,712*	*277,966*
Average assets (GAAP)	24,291,276	24,144,570	24,034,846	24,013,594	22,810,702
Average equity (GAAP)	2,768,352	2,733,226	2,673,635	2,661,546	2,571,964
Average tangible common equity (non-GAAP)	1,848,299	1,810,234	1,749,754	1,739,437	1,690,772
Return on average assets (GAAP)	0.98%	0.90%	0.94%	0.67%	0.85%
Adjusted return on average assets (non-GAAP)	*1.03%*	*0.91%*	*1.02%*	*1.03%*	*1.22%*
Return on average equity (GAAP)	8.62%	7.93%	8.48%	6.07%	7.56%
Adjusted return on average equity (non-GAAP)	*9.01%*	*8.02%*	*9.16%*	*9.31%*	*10.81%*
Return on average tangible common equity (non-GAAP)	12.92%	11.98%	12.96%	9.29%	11.49%
Adjusted return on average tangible common equity (non-GAAP)	*13.49%*	*12.12%*	*14.00%*	*14.24%*	*16.44%*



Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Net interest income (TE) (non-GAAP)	$ 199,666	$ 197,854	$ 202,145	$ 207,079	$ 201,605
Noninterest income (GAAP)	72,560	67,270	72,420	71,090	69,439
Noninterest income adjustments:					
Gains (losses) on sales of securities	80	56	—	—	(2,794)
Branch closure costs	3,951	—	1,040	—	—
Adjusted noninterest income (non-GAAP)	76,431	67,214	73,460	71,090	72,233
Adjusted total revenue, TE excluding securities gains (losses) (non-GAAP)	276,097	265,068	275,605	278,169	273,838
Noninterest expense (GAAP)	167,400	169,331	178,620	210,599	188,888
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,933	2,936	2,692	2,972	2,411
Branch closures costs and acquisition related expenses	120	966	5,960	33,418	29,284
Adjusted noninterest expense (non-GAAP)	164,347	165,429	169,968	174,209	157,193
Fee income ratio, as reported (non-GAAP)	26.63%	25.36%	26.38%	25.56%	26.38%
Efficiency ratio, as reported, excluding amortization of intangible assets and securities gains (losses) (non-GAAP)	60.43%	62.77%	64.08%	74.64%	68.10%
Efficiency ratio, as adjusted (non-GAAP)	59.53%	62.41%	61.67%	62.63%	57.40%



FIRSTMERIT. Corporation

Acquired Loans

	Impaired Acquired Loans		Nonimpaired Acquired Loans		Total Acquired Loans	
As of Acquisition Date, April 12, 2013						
Loan balance [1]	$	946,465	$	4,017,304	$	4,963,769
Fair value mark		126,750		220,015		346,765
Total fair value of loans acquired		819,715		3,797,289		4,617,004
Discount at Acquisition Date		13.39%		5.48%		6.99%
June 30, 2013						
Loan balance	$	884,468	$	3,673,782	$	4,617,004
Remaining loan mark		131,786		193,816		325,602
Recorded investment		752,682		3,479,966		4,232,648
Discount		14.90%		5.28%		7.14%
September 30, 2013						
Loan balance	$	805,057	$	3,290,562	$	4,095,619
Remaining loan mark		134,190		168,596		302,786
Recorded investment		670,867		3,121,966		3,792,833
Discount		16.67%		5.12%		7.39%
December 31, 2013						
Loan balance	$	712,016	$	3,042,881	$	3,754,897
Remaining loan mark		111,016		147,683		258,699
Recorded investment		601,000		2,895,198		3,496,198
Discount		15.59%		4.85%		6.89%
March 31, 2014						
Loan balance	$	656,357	$	2,816,436	$	3,472,793
Remaining loan mark		99,158		133,653		232,811
Recorded investment		557,199		2,682,783		3,239,982
Discount		15.11%		4.75%		6.70%
June 30, 2014						
Loan balance	$	615,365	$	2,622,093	$	3,237,458
Remaining loan mark		96,115		119,132		215,247
Recorded investment		519,250		2,502,961		3,022,211
Discount		15.62%		4.54%		6.65%

1 The outstanding balance of impaired and nonimpaired acquired loans at the Acquisition Date were $1.1 billion and $4.0 billion, respectively. The outstanding balance represents the undiscounted sum of all amounts, including principal, interest, fees and penalties, owed to the investor at the reporting date, whether or not currently due or charged-off.

FIRSTMERIT. Corporation

Acquired Loans

Nonimpaired Acquired Loans - Purchase Discount

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Beginning balance	$ 136,526	$ 153,925	$ 174,350	$ 199,344	$ 234,190
Day 1 Adjustments	—	—	—	—	(5,834)
Adjusted Purchased Nonimpaired Mark	136,526	153,925	174,350	199,344	228,356
Scheduled accretion	(9,020)	(10,552)	(13,288)	(13,605)	(15,668)
Pay-offs	(3,578)	(4,661)	(3,832)	(7,277)	(8,441)
Accelerated prepayments	(1,794)	(1,767)	(2,749)	(4,006)	(4,515)
Total Income	(14,392)	(16,980)	(19,870)	(24,887)	(28,623)
Charge offs	(398)	(419)	(556)	(107)	(388)
Ending balance	$ 121,736	$ 136,526	$ 153,925	$ 174,350	$ 199,344
Muni loans mark, classified as investments	$ 2,604	$ 2,873	$ 6,242	$ 6,575	$ (20,671)
Loans mark, classified as loans	119,132	133,653	147,683	167,775	220,015
Total mark on loans, above	$ 121,736	$ 136,526	$ 153,925	$ 174,350	$ 199,344

Nonimpaired Acquired Loans - Allowance

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Beginning balance	$ —	$ —	$ —	$ —	$ —
Charge offs	(5,278)	(6,130)	(5,617)	—	—
Recoveries	1,466	537	843	—	—
Provision for loan losses	3,812	5,593	4,774	—	—
Ending balance	$ —	$ —	$ —	$ —	$ —

An allowance for nonimpaired acquired loans is estimated using a methodology similar to that used for originated loans. The allowance determined for each nonimpaired acquired loan is compared to the remaining fair value discount for that loan. If the computed allowance is greater, the excess is added to the allowance through a provision for loan losses. If the computed allowance is less, no additional allowance is recognized. Charge-offs and actual losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan. Actual losses first reduce any remaining fair value discount for the loan. Once the discount is fully depleted, losses are applied against the allowance established for that loan.

During the three months ended June 30, 2014, provision, equal to net charge-offs, of $3.8 million was recorded on nonimpaired acquired loans. These charged-off loans were mainly consumer loans that were written off in accordance with the Corporation's credit policies based on a predetermined number of days past due. As of June 30, 2014, the fair value discount on acquired nonimpaired loans was greater than the required allowance, therefore, no allowance for acquired nonimpaired loan losses was recorded.

FIRSTMERIT Corporation

Acquired Loans

Impaired Acquired Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q2 2014 Accretable Yield	Q2 2014 Carrying Amount	Q1 2014 Accretable Yield	Q1 2014 Carrying Amount	Q4 2013 Accretable Yield	Q4 2013 Carrying Amount	Q3 2013 Accretable Yield	Q3 2013 Carrying Amount	2Q13 Accretable Yield	2Q13 Carrying Amount
Beginning balance	$ 142,284	$ 557,199	$ 136,646	$ 601,000	$ 106,607	$ 670,867	$ 120,067	$ 752,682	$ 131,558	$ 819,715
Additions	—	—	—	—	—	—	—	—	—	—
Accretion	(12,746)	12,746	(11,741)	11,741	(9,140)	9,140	(8,914)	8,914	(9,090)	9,090
Net Reclassifications from non-accretable to accretable	10,499	—	19,514	—	46,361	—	—	—	—	—
Payments, received, net	—	(50,695)	—	(55,542)	—	(79,007)	—	(90,729)	—	(76,123)
Disposals	(2,595)	—	(2,135)	—	(7,182)	—	(4,546)	—	(2,401)	—
Ending balance	$ 137,442	$ 519,250	$ 142,284	$ 557,199	$ 136,646	$ 601,000	$ 106,607	$ 670,867	$ 120,067	$ 752,682

Impaired Acquired Loans - Allowance

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	2Q13
Beginning balance	$ 2,974	$ 741	$ —	$ —	$ —
Charge offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provision for loan losses	2,003	2,233	741	—	—
Ending balance	$ 4,977	$ 2,974	$ 741	$ —	$ —

The allowance for acquired impaired loans is determined by comparing the present value of the cash flows expected to be collected to the carrying amount for a given pool of loans. Management reforecasts the estimated cash flows expected to be collected on acquired impaired loans on a quarterly basis. If the present value of expected cash flows for a pool is less than its carrying value, impairment is recognized by an increase in the allowance and a charge to the provision for loan losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan pool.

The first re-estimtation of cash flows on the impaired loans since acquisition was completed in 4Q 2013. The re-estimation performed in Q2 2014 resulted in impairment of $2.0 million.

FIRSTMERIT Corporation

Covered Loans

Impaired Covered Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q2 2014 Accretable Yield	Q2 2014 Carrying Amount	Q1 2014 Accretable Yield	Q1 2014 Carrying Amount	Q4 2013 Accretable Yield	Q4 2013 Carrying Amount	Q3 2013 Accretable Yield	Q3 2013 Carrying Amount	Q2 2013 Accretable Yield	Q2 2013 Carrying Amount
Beginning balance	$ 63,003	$ 364,488	$ 67,282	$ 403,692	$ 79,138	$ 447,799	$ 81,758	$ 537,257	$ 102,130	$ 656,670
Accretion	(12,139)	12,139	(12,616)	12,616	(13,201)	13,201	(14,056)	14,056	(17,757)	17,757
Net Reclassifications from non-accretable to accretable	5,549	—	6,057	—	6,238	—	12,745	—	5,413	—
Payments, received, net	—	(60,146)	—	(51,820)	—	(57,308)	—	(103,514)	—	(137,170)
Disposals	(2,758)	—	2,280	—	(4,893)	—	(1,309)	—	(8,027)	—
Ending balance	$ 53,655	$ 316,481	$ 63,003	$ 364,488	$ 67,282	$ 403,692	$ 79,138	$ 447,799	$ 81,758	$ 537,257

Impaired Covered Loans - Allowance

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Beginning balance	$ 49,970	$ 44,027	$ 45,544	$ 49,069	$ 47,945
Provision for loan losses before benefit attributable to FDIC loss share agreements	(451)	7,879	4,883	2,855	6,477
Benefit attributable to FDIC loss share agreements	3,897	(4,824)	(1,900)	(1,032)	(2,319)
Net provision for covered loan losses	3,446	3,055	2,983	1,823	4,158
Increase in indemnification asset	(3,897)	4,824	1,900	1,032	2,319
Loans charged-off	(4,410)	(1,936)	(6,400)	(6,380)	(5,353)
Ending balance	$ 45,109	$ 49,970	$ 44,027	$ 45,544	$ 49,069

Loss Share Receivable

(Dollars in thousands)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Beginning balance	$ 54,748	$ 61,827	$ 69,986	$ 83,910	$ 95,593
Accretion	(4,185)	(5,863)	(4,979)	(5,226)	(5,998)
Increase due to impairment	(3,897)	4,824	1,900	1,032	2,319
FDIC reimbursement	(1,237)	(5,087)	(4,004)	(7,284)	(5,397)
Covered loans paid in full	(1,448)	(953)	(1,076)	(2,446)	(2,607)
Ending balance	$ 43,981	$ 54,748	$ 61,827	$ 69,986	$ 83,910

FIRSTMERIT Corporation

Second Quarter 2014 Earnings Conference Call
Supplemental Information

July 22, 2014

